DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  February 3, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable




                                FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    February 3, 2004

3.  Press Release
    -------------

    February 3, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada, February 3, 2004   DynaMotive Energy Systems
Corporation (OTCBB: DYMTF), a leading technology provider of renewable energy solutions from biomass announced an expanded strategic alliance with UMA Engineering, an innovative North American based engineering, consulting and management services firm. The strategic alliance represents DynaMotive's and UMA's continuing commitment to provide their customers with leading edge technology and it also establishes an enlarged platform to tackle the growing market for renewable energy.

Building on their previous memorandum of understanding, the significantly broader and deeper alliance agreement involves tighter collaboration and increased integration of engineering design and project implementation as well as new service and support agreements together with marketing initiatives for DynaMotive's patented fast pyrolysis technology. Financial details were not released.

The expanded agreement includes the following:

- The establishment of a technical committee to evaluate technology and project development opportunities.

- The implementation of a "BioOil" group within UMA to service multiple projects.

- Collaboration between the two companies to define best practice in the implementation of projects.

- Establishment of agreements to enable broad support of DynaMotive's technology in North America.
- The initiation of joint marketing efforts to educate customers on the benefit of utilizing DynaMotive's technology to maximize value opportunity from biomass.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 3rd day of February, 2004


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman




IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release -February 3rd, 2004

       DynaMotive Builds Project Development Capacity and Advances Market Penetration Initiatives in North America Through Expanded Agreement with
                                UMA Engineering

Vancouver, BC, Canada, February 3, 2004   DynaMotive Energy Systems
Corporation (OTCBB: DYMTF), a leading technology provider of renewable energy solutions from biomass announced an expanded strategic alliance with UMA Engineering, an innovative North American based engineering, consulting and management services firm. The strategic alliance represents DynaMotive's and UMA's continuing commitment to provide their customers with leading edge technology and it also establishes an enlarged platform to tackle the growing market for renewable energy.

Building on their previous memorandum of understanding, the significantly broader and deeper alliance agreement involves tighter collaboration and increased integration of engineering design and project implementation as well as new service and support agreements together with marketing initiatives for DynaMotive's patented fast pyrolysis technology. Financial details were not released.

The expanded agreement includes the following:

- The establishment of a technical committee to evaluate technology and project development opportunities.

- The implementation of a "BioOil" group within UMA to service multiple projects.

- Collaboration between the two companies to define best practice in the implementation of projects.

- Establishment of agreements to enable broad support of DynaMotive's technology in North America.

- The initiation of joint marketing efforts to educate customers on the benefit of utilizing DynaMotive's technology to maximize value opportunity from biomass.

"DynaMotive early on decided to pursue a development path supported by strategic alliances," said Andrew Kingston, President & CEO of DynaMotive. "To stay on the cutting edge of technology, we will continue to develop and expand strategic relationships with original manufacturers of feedstock conditioning and power generation equipment, engineering firms, fabricators, financial institutions and marketing organizations, amongst others. These partnerships increase the market opportunities to the parties by establishing an early foothold in what is expected to be a vibrant and fast growing industry. They also enable DynaMotive to stay focused on technology, process and product development. We are pleased to have reached this next stage with UMA Engineering and look forward to a long and fruitful partnership."

Peter Smith, Senior Vice President, Industrial, UMA Engineering added: "This agreement combines the innovation and technology development capabilities of DynaMotive and UMA's strength and track record in project development and implementation. There are important synergies between the two companies that will result in cost savings, faster and improved project implementation and broader market reach for DynaMotive's technology. We look forward to this new stage of our relationship and wish to acknowledge DynaMotive's team for the collaboration afforded to UMA during the past year."

UMA, for over 90 years has provided consulting, engineering, construction and management services to the community- infrastructure, earth and water, transportation, and industrial market sectors. It is an employee-owned company with offices throughout Canada and in the United States and Mexico.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on UMA Industrial, please call:
Peter Smith                         Tel: (604) 438-5311
Email: pjsmith@umagroup.com         www.umagroup.com .

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005                Email:investor@DynaMotive.com
Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.